For Immediate Release

Nordion Obtains Interim Order for Plan of Arrangement and Provides Financial Outlook Update

Ottawa, Canada, April 24, 2014 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) today announced that the Ontario Superior Court of Justice (Commercial List) has issued an interim order authorizing, among other things, the holding of an annual and special meeting of the shareholders of Nordion (the “Meeting”). At the Meeting, Nordion shareholders will be asked to approve matters relating to Nordion’s annual general meeting, as well as a statutory plan of arrangement involving the proposed acquisition by Sterigenics, a global leader in sterilization services and a portfolio company of GTCR LLC, a leading private equity firm based in Chicago, Illinois, USA.

On March 28, 2014, Nordion announced it had entered into a definitive agreement (the “Arrangement Agreement”) setting out the terms and conditions of the proposed acquisition by Sterigenics, whereby each shareholder of Nordion will receive an aggregate cash consideration of US$11.75 for each Common Share held (the “Arrangement”). As indicated in the announcement, Nordion’s Board, acting on the unanimous recommendation of the special committee comprised solely of independent directors, unanimously determined that the Arrangement is in the best interests of Nordion, unanimously approved the transaction, and is recommending that shareholders vote FOR the Arrangement resolution. The consideration represents a premium of approximately:

•	12% to the closing price of US$10.48 per Common Share on the NYSE on March 27, 2014, the day immediately before the announcement of the Arrangement;
•	24% over the 90-day volume weighted average price of US$9.47 per Common Share on the NYSE as at March 27, 2014; and
•	84% to the closing price of US$6.39 per Common Share on the NYSE on January 25, 2013, the last trading day immediately before the announcement of Nordion’s strategic review process.

The Meeting is scheduled to be held at the Brookstreet Hotel, located at 525 Legget Drive, Ottawa, Ontario, Canada, 2:00pm ET on May 27, 2014. Nordion shareholders of record as of the close of business on April 24, 2014 will be entitled to receive notice of, to attend, and to vote at the Meeting or any adjournments or postponements thereof. Nordion’s information circular being prepared in connection with the Meeting will include a summary of the Arrangement Agreement, and additional details concerning the Arrangement. Nordion expects to begin mailing the notice of the Meeting, the information circular, form of proxy and letter of transmittal to shareholders on or about April 28, 2014, at which time the documents will also be made available under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Canadian Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion’s proxy solicitation agent for Canada, CST Phoenix Advisors, by toll-free telephone in North America at 1-800-332-4904 or at 1-201-806-2222 outside of North America, U.S. Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion's proxy solicitation agent for the U.S., Innisfree M&A Incorporated, by toll-free telephone in North America at 1-888-750-5834, or collect at 1-212-750-5833.

Fiscal 2014 Financial Outlook Update
Based on the expected strength of Nordion’s second quarter of fiscal 2014 performance to-date, and Nordion’s latest expectations, the Company has updated its previously stated fiscal 2014 outlook to reflect the impact of certain events subsequent to the release of Nordion’s previous outlook provided in March 2014. This update is preliminary, particularly since the second quarter of fiscal 2014 is not yet complete, and actual results may vary.

In Sterilization Technologies, there have been increased requests for shipments of incremental Cobalt-60 (Co-60) during Nordion’s second fiscal quarter from existing customers to sites that Nordion does not typically supply, and from certain new customers. The Company has also become aware that another Co-60 supplier is currently indicating that it is discontinuing supply of Co-60. The Company believes this Co-60 supply will re-enter the market; however, at this time, Nordion cannot determine or estimate, when and to what extent, the supply of such Co-60 will resume and believes that this current increase in requests for shipments from Nordion is likely not permanent. With the increased requests in the second fiscal quarter and the change in supply dynamics, Nordion currently expects Sterilization Technologies revenues in fiscal 2014 to increase by approximately 35% to 40%, compared with fiscal 2013, up from the Company’s previous outlook of an annual increase of 10% to 15%.

In Medical Isotopes, due to continued incremental demand for Reactor isotopes, primarily resulting from the supply disruptions that occurred in the first fiscal quarter of 2014, and higher than expected revenue for Cyclotron isotopes primarily due to Strontium-82 demand, Nordion currently expects Medical Isotopes revenues to be approximately 45% higher in fiscal 2014 compared with fiscal 2013, which is higher than the Company’s previous outlook of an annual increase of approximately 40%. The increase in Nordion’s fiscal 2014 Reactor isotopes revenue reflects a significant portion of Nordion’s Medical Isotopes revenue growth and is not expected to be permanent, as the additional orders that have already been largely received by Nordion is a result of the shutdown of key reactors and processing facilities, which have since returned to service.

The above financial outlook update will also be available in the information circular prepared by the Company in connection with the Meeting.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the Company’s annual and special meeting of shareholders, the Company’s forecasts and outlook, including with respect to revenue for Sterilization Technologies, Reactor isotopes, and Cyclotron isotopes; the exit of a competitor from the business; the state of Co-60 supply from other sources; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic, regulatory and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular, and our success in anticipating and managing those risks. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

About Nordion Inc.
Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

About Sterigenics
Headquartered in Deerfield, Illinois, Sterigenics operates out of 40 facilities across the Americas, Europe and Asia and is a global leader in outsourced contract sterilization services, primarily to the medical device, pharmaceutical, food safety and high performance/specialty materials industries.

About GTCR LLC
Founded in 1980, GTCR LLC is a leading private equity firm focused on investing in growth companies in the Financial Services & Technology, Healthcare and Information Services & Technology industries. The Chicago based firm pioneered The Leaders Strategy™ – finding and partnering with management leaders in core domains to identify, acquire and build market-leading companies through transformational acquisitions and organic growth. Since its inception, GTCR LLC has invested more than $10 billion in over 200 companies. For more information, please visit www.gtcr.com.

CONTACTS:

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
Shelley.Maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion